UNITED STATES

SECURITY AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

(Amendment No.     )*

    GLOBAL SHIP LEASE, INC.

(Name of issuer)

    Class A Common Stock

(Title of class of securities)

    Y27183105

(CUSIP number)

    December 31, 2009

Date of event which requires filing of this statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

13G

CUSIP No. y27183105
1	Name of reporting person S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON DePrince, Race & Zollo, Inc. 59-3299598
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization Incorporated in the State of Florida
Number of shares beneficially owned by each reporting person with	5	Sole voting power 6,975,942
	6	Shared voting power none
	7	Sole dispositive power 6,975,942
	8	Shared dispositive power none
9	Aggregate amount beneficially owned by each reporting person 6,975,942
10	Check box if the aggregate amount in Row (9) excludes certain shares* No
11	Percent of class represented by amount in Row 9 13.16%
12	Type of reporting person* IA

SCHEDULE 13 G

Item 1.	(a)	Global Ship Lease, Inc.

	(b)	c/o 10 Greycoat Place London SWIP 1SB United Kingdom

Item 2.	(a)	DePrince, Race & Zollo, Inc.

	(b)	250 Park Ave South, Suite 250 Winter Park, FL 32789

	(c)	USA

	(d)	Class A Common

	(e)	Y27183105

Item 3.

	(e)	X

SCHEDULE 13 G

Item 4.	Ownership

(a) Amount beneficially owned: 6,975,942

As of the date of this filing, DePrince, Race & Zollo, Inc. may be deemed to be the beneficial owner of 6,975,942 shares of Global Ship Lease, Inc. common stock. DePrince, Race & Zollo, Inc. holds 547,597 shares of Global Ship Lease, Inc.’s common stock and 6,428,345 warrants to purchase Global Ship Lease, Inc’s common stock.

(b) Percent of Class: 13.16%

This percentage is determined by dividing the number of shares of common stock beneficially owned by DePrince, Race & Zollo, Inc., 6,975,942, by the number of shares of common stock outstanding at December 31, 2009 of 46,575,194, plus the number of warrants, 6,428,345, beneficially held by DePrince, Race & Zollo, Inc. for a total of 53,003,539 beneficial shares.

(c) (i) 6,975,942 shares

(iii) 6,975,942 shares

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 02/11/2010

By:	/s/ Angela Johnston
Signature
Angela Johnston
Chief Compliance Officer
Chief Financial Officer